Exhibit 99.1

BlueCity Announces Resignation of Chief Financial Officer

BEIJING, May 20, 2021 /PRNewswire/ -- BlueCity Holdings Limited ("BlueCity" or the "Company") (NASDAQ: BLCT), a leading online LGBTQ platform, announced today that Mr. Zhiyong (Ben) Li resigned from his position as the Company's Chief Financial Officer due to personal reasons, effective May 20, 2021. Mr. Li will serve as the Company's financial advisor for the next six months. Mr. Junchen Sun, the Company's Vice President, Finance, will assume the role of acting Chief Financial Officer of the Company effective upon Mr. Li's departure.

Mr. Baoli Ma, BlueCity's Founder, Chairman, and Chief Executive Officer, commented: "On behalf of the Board of Directors and management team, I would like to express our sincere gratitude to Mr. Li for all his contributions to the Company, which includes leading our IPO and NASDAQ listing in July 2020. We recognize the critical role he played in growing and strengthening our business and wish him continued success in his future endeavors."

Mr. Sun joined BlueCity in February 2017. He previously served as financial controller at MicroMedia Holdings Limited from 2015 to 2017 and senior associate at PricewaterhouseCooper Zhong Tian LLP, Tianjin branch from 2011 to 2015. Mr. Sun received his bachelor's degree in accounting from Tianjin University of Finance and Economics in 2011 and master's in business administration from Peking University in 2018.

"Since joining us four years ago, Mr. Sun has developed into a key contributor to BlueCity's financial and business operations. With his extensive experience in financial management and capital operations, we believe Mr. Sun is well positioned to move into the acting CFO role immediately. We look forward to his contributions as we move into our next stage of growth," Mr. Ma stated.

About BlueCity

BlueCity (NASDAQ: BLCT) is a world-leading online LGBTQ platform providing a full suite of services that fosters connections and enhances the wellbeing of the LGBTQ community through its portfolio of apps. BlueCity's portfolio apps are available in 13 languages with more than 72 million registered users worldwide, and is the largest online LGBTQ community in China, India, Korea, Thailand and Vietnam. BlueCity's mobile app Blued enables users to conveniently and safely connect with each other, express themselves and access professional health-related services.  BlueCity's portfolio of apps also includes Finka, a leading gay social networking app for a younger generation in China, and LESDO, a leading lesbian social networking app in China.

For more information, please contact:

In China

BlueCity Holdings Limited
Ms. Lingling Kong
Investor Relations Director
Phone: +86 10-5876-9662
Email: ir@blued.com

The Blueshirt Group
Ms. Susie Wang
Phone: +86 138-1081-7475
Email: susie@blueshirtgroup.com

In the United States:

The Blueshirt Group
Ms. Julia Qian
Phone: +1 973-619-3227
Email: Julia@blueshirtgroup.com

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